Exhibit 99.1

GEROVA FINANCIAL GROUP APPOINTS LOU E. HENSLEY
AS PRESIDENT AND CEO OF INSURANCE GROUP

MANCHESTER, United Kingdom –(BUSINESS WIRE)—March 23, 2010—GEROVA Financial Group, Ltd. (“GEROVA”) (NYSE Amex: GFC) announced today that Lou E. Hensley has been appointed to the position of President and Chief Executive Officer of GEROVA Holdings Ltd., and head of the GEROVA Insurance Group.  In this role, Mr. Hensley will be responsible for the global operations of GEROVA’s insurance subsidiaries, as well as designing and implementing strategies for the growth of the insurance group.

Commenting on Mr. Hensley’s appointment, Marshall Manley, Chairman and Chief Executive Officer of GEROVA said, "We are delighted to announce Lou’s appointment.  His leadership capabilities, previous M&A experience and extensive knowledge of the insurance and reinsurance industries position him well to lead GEROVA’s insurance initiatives."

Prior to joining GEROVA, Mr. Hensley had spent ten years as a senior vice president with Wells Fargo & Co., the third largest bank in the U.S., and an executive officer of Wells Fargo’s Bermuda-based reinsurance subsidiary, Union Hamilton Reinsurance, Ltd.  Mr. Hensley was instrumental in helping Union Hamilton grow from a start-up company to a multi-billion dollar reinsurance company. Mr. Hensley joined Wells Fargo and Union Hamilton as a result of Wachovia/Wells Fargo’s acquisition of Pivot, a leading insurance-focused technology and financial information services company of which he was co-founder and president. Mr. Hensley also served as vice president of corporate development for Jackson National Life, a $87 billion subsidiary of Prudential plc., where he was principally responsible for the development and execution of the company’s merger and acquisition business plan in North America. He also held positions at the Swiss Re affiliate, The Midland Life Insurance Company, and Conseco. Mr. Hensley has over twenty years experience in the insurance industry and has played an instrumental part in M&A, product design, capital management, and corporate strategy.  He holds a BS in Actuarial Science and Accounting from Ball State University.

About GEROVA Financial Group, Ltd.

GEROVA Financial Group, Ltd., is a specialty reinsurance company, based in Manchester, England, that was recently established to take advantage of opportunities arising from financial market dislocations. GEROVA underwrites insurance risks that it believes will produce favorable long-term returns on shareholder equity. GEROVA seeks to further enhance returns on equity by directly originating high-yield senior secured commercial loans to middle market companies in select industries. At the time of its January 2010 public listing, GEROVA acquired approximately $650 million in equity capital of a variety of investment funds, including an existing loan portfolio. GEROVA believes it has opportunities to deploy shareholder capital to acquire high quality assets at less than market value and opportunities to gather additional assets by providing reinsurance capacity to primary insurers that are under writing capacity pressure.

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the Company, the target acquisitions and the Company’s business after completion of the proposed transactions. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, which are based upon the current beliefs and expectations of the management of the Company, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the Forward-Looking Statements: (i) reductions in the value of the Company’s portfolio of net assets (ii) the Company’s success in retaining or recruiting, or changes required in, the Company’s officers, key employees or directors following the transactions; (iii) the potential liquidity and trading of the Company’s public securities; (iv) the Company’s revenues and operating performance; (v) changes in overall economic conditions; (vi) anticipated business development activities of the Company following consummation of the transactions described above; (vii) risks and costs associated with regulation of corporate governance and disclosure standards (including pursuant to Section 404 of the Sarbanes-Oxley Act of 2002); and (viii) other relevant risks detailed in the Company’s filings with the SEC and those factors that will be listed in our Proxy Statement under “Risk Factors”. The information set forth herein should be read in light of such risks.  The Company does not assume any obligation to update the information contained in this release.

Contact:

Stern & Co.
Richard Stern, 212-888-0044
richstern@sternco.com